January 2011 Pricing Sheet dated January 14, 2011 relating to Preliminary Terms No. 641 dated January 13, 2011 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

ELKS® Based on the Common Stock of Priceline.com Incorporated due July 21, 2011
Equity LinKed Securities (“ELKS®”)
PRICING TERMS – JANUARY 14, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$3,000,000
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS
Pricing date:	January 14, 2011
Original issue date:	January 21, 2011 (4 business days after the pricing date)
Maturity date:	July 21, 2011
Underlying equity:	Priceline.com Incorporated common stock
Underlying equity issuer:	Priceline.com Incorporated
Coupon:	9.65% per annum (equivalent to $0.4825 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 21st of each month, beginning on February 21, 2011
Payment at maturity (per ELKS):	•
If the closing price has not decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive an amount in cash equal to $10 per ELKS; or

•
If the closing price has decreased to or below the downside threshold price on any trading day from but excluding the pricing date to and including the valuation date, then you will receive shares of Priceline.com Incorporated common stock in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares.  The value of those shares of common stock or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Initial equity price:	$437.99, which is the closing price of the underlying equity on the pricing date.
Downside threshold price:	$328.4925, which is 75% of the initial equity price.
Equity ratio:	0.02283, which is $10 divided by the initial equity price, subject to adjustment for certain corporate events affecting the underlying equity issuer.
Valuation date:	July 18, 2011, subject to adjustment for non-trading days and certain market disruption events.
Listing:	The ELKS will not be listed on any securities exchange.
CUSIP:	61759G240
ISIN:	US61759G2407
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Calculation agent:	MS & Co.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per ELKS	$10	$0.15	$9.85
Total	$3,000,000	$45,000	$2,955,000
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.15 for each ELKS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 641 dated January 13, 2011
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.